Exhibit 99.1

voxeljet AG Announces Closing of Public Offering of ADSs

Release Date:

Wednesday, April 16, 2014 10:19 AM EDT

Terms:

Financial News

Dateline City:

FRIEDBERG, Germany

FRIEDBERG, Germany—(BUSINESS WIRE)—voxeljet AG (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced the closing of its public offering of 3,000,000 American Depositary Shares (“ADSs”) at a public offering price of $15.00 per ADS.  Certain of the Company’s shareholders have granted the underwriters a 30-day option to purchase up to an additional 450,000 ADSs at the public offering price, less the underwriting discount, to cover over-allotments, if any.

The net proceeds of the offering to the Company were approximately $41.4 million after deducting underwriting discounts and commissions and estimated offering expenses.

Piper Jaffray and Citigroup acted as joint book-running managers.  Cowen and Company and Stephens Inc. acted as co-managers.  The offering of these securities was made only by means of a prospectus, copies of which can be obtained from:

Piper Jaffray	Citigroup

Attention: Prospectus Department	c/o Broadridge Financial Solutions

800 Nicollet Mall, J12S03	1155 Long Island Avenue

Minneapolis, MN 55402	Edgewood, New York 11717

800-747-3924	Telephone at (800) 831-9146

prospectus@pjc.com

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on April 10, 2014. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the offered securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

Language: English

Contact:

Investor Relations

Rudolf Franz, CFO

or

Anthony Gerstein, 646-277-1242

anthony.gerstein@icrinc.com

or

Media

Phil Denning, 646-277-1258

phil.denning@icrinc.com

or

Cory Ziskind, 646-277-1232

cory.ziskind@icrinc.com